SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

MATERIAL FACT

Libra Auction Result

Rio de Janeiro, October 21, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that the consortium comprised of Petrobras (10%), Shell (20%), Total (20%), CNPC (10%) and CNOOC (10%) was the winner in the 1st Pre-salt bidding round held today by the Brazilian National Petroleum Agency (ANP). With this result, the consortium has acquired rights and obligations to the Libra block.

The exploration and production contract to be executed for this block will be under a production sharing framework in accordance with law no. 12,351, of December, 2010 which authorizes the exploration and production of oil and natural gas in the pre-salt and other strategic areas.

As set forth under the law, the National Council for Energy Policy (Conselho Nacional de Política Energética - CNPE) established a 30% stake to be acquired directly by PETROBRAS. Therefore, with the results of the auction, the total participation of Petrobras in the consortium will be 40% and all its rights and obligations will be proportional to this stake.

The winning consortium offered 41.65% of the profit oil for the Federal Government. This percentage relates to the surplus in oil to be paid under a reference scenario of an oil price between $100.01 and $120.00 per barrel of oil and production per active producing well of between 10,000 and 12,000 barrels per day. This percentage will vary in accordance to international oil price and well productivity, as set forth in the table provided by ANP.

A signature bonus of R$ 15 billion is to be paid by the winning consortium in a single payment. Hence, the total amount payable by Petrobras is R$ 6 billion relative to its participation in the consortium.

The contract states that the exploration phase of the block will have duration of four years. The minimum exploratory program, to be carried out during this period, includes 3D seismic for the whole block, 2 exploratory wells and 1 extended well test.

There are minimum local content requirements to be carried out in each phase of the project. For the exploration phase the minimum percentage of overall local content is 37%, in the development stage this percentage is 55% for systems with first oil until 2021 and 59% for those after 2022.

The Libra block is located in Santos Basin ultra deep waters in the pre-salt polygon and is considered a prospect of high potential. The total extension of the area is 1,547.76 km2 and was discovered by well 2-ANP-0002ARJS, drilled in 2010.

Petrobras highlights that recoverable oil volume estimates, costs, investments and schedule of the production systems of this block, will be progressively released in a timely manner, as the minimum exploration program is developed.

The Company believes that the integration of expertise and experience of the partners in Libra, especially Shell and Total, with their wide international activities in deepwater areas and by their long experience in managing the design and implementation of mega projects, will contribute significantly to achieving optimal results in implementing solutions for the production of Libra. The participation of the Chineses companies, CNPC and CNOOC, complements the requirements for a strong and active consortium, presented by the financial strength and by the history of previous relationships of  Petrobras in other business areas with Chinese companies.

Petrobras affirms its confidence in the success of Libra development, supported by the expertise developed since 2006, with the discovery and implementation of the projects in the Pre-salt, with total currently production of 330,000 barrels of oil per day (bbl/d), as well as believes that Libra is one of the most promising accumulations of the Pre-salt area.

The actions and strategy in the bid were successful and consistent with the fundamentals of Petrobras 2013-2017 Business & Management Plan, focusing in capital discipline, integrated portfolio management and priority for oil and natural gas exploration & production in Brazil. The operational and financial targets of the 2013-2017 Business & Management Plan remain unchanged and will be revised in due course, when the incorporation of the parameters associated with the development of Libra. Petrobras reafirms its commitment to invest in new exploratory areas in Brazil for the renewal of its portfolio in order to ensure the sustainability of its future production of oil and natural gas.

Rio de Janeiro, October 21st, 2013

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.